Attn: Mr. Robert Plasnarski
Secruities and Exchange Commission
Operations Center
643 General Green Way
Alexandria, VA  22312-2413

RE:      FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
         SEC FILE No.  0-23685

Dear Mr. Plasnarski:

We hereby withdraw the Fairfield Inn by Marriott Limited Partnership Form 10 filed on January 29, 1998 at 8:00 a.m. Please make this withdrawal effective immediately. The following information may be needed to withdraw this filing:

         Accession Number: 0000950109-98-000502
         File Number:               000-23685
         CIK:                       0000855103
         Company:          Fairfield Inn by Marriott Limited Partnership


If you have any questions, please contact me at 301-380-4573. Thank you for your immediate attention to this matter.

Sincerely,


Lisa Davison
Asset Management